February 3, 2014

Deborah O’Neal-Johnson, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Real Assets Fund, Inc. (“Registrant” or “Real Assets Fund”)

 Files Nos.: 333-166395/811-22410

Dear Ms. O`Neal-Johnson:

The following is in response to oral comments received from you and Laura Hatch on January 30, 2014, regarding the filing of a registration statement on Form N-14 for the above-referenced Registrant. The registration statement was filed on January 3, 2014, and described the proposed reorganization of the T. Rowe Price Global Infrastructure Fund and its Advisor Class shares (“Global Infrastructure Fund”) into the Real Assets Fund. Your and Ms. Hatch’s comments and our responses to them are set forth below.

Comment:

Pursuant to Rule 14a-16(d)(1) under the Securities Exchange Act of 1934, the proxy ballot must include a prominent legend in bold-face type that states “Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on [insert meeting date].”

Response:

In our next filing, the proxy ballot will include the following sentence in bold: “Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Shareholders of the Fund to be held on April 30, 2014.”

Comment:

Page 12 of the proxy contains the following disclosure: “It should be noted, however, that the Global Infrastructure Fund will sell any assets prior to the reorganization that are deemed not acceptable to the Real Assets Fund or inconsistent with the Real Assets Fund’s investment program. As a result, it is expected that the Global Infrastructure Fund will declare a taxable distribution to its shareholders shortly before the merger is consummated.”

You should provide additional information about the securities that will be sold by the Global Infrastructure Fund prior to the merger, such as the percentage of the portfolio expected to be sold, why they will be sold, and why they are not suitable for the Real Assets Fund.

Response:

While the Real Assets Fund may invest in infrastructure-related holdings, such holdings have typically comprised a small portion of the Real Assets Fund’s portfolio (typically 5% or less) and the Real Assets Fund is expected to maintain minimal exposure to infrastructure companies after the merger. The Global Infrastructure Fund will continue to be managed in accordance with its investment program until approximately one week preceding the execution of the merger, at which point most of the Global Infrastructure fund’s holdings will be sold (we expect at least 97% of the holdings will need to be sold) and replaced with a pre-selected set of holdings that the Real Assets intends to hold. The transfer of the Global Infrastructure Fund’s portfolio at the time of the merger, absent these transactions, would cause the Real Assets Fund to be significantly overweight in infrastructure-related stocks, which would result in the Real Assets Fund selling most of the holdings that it received through the merger. It has been our view historically that we should not burden acquiring fund shareholders with transaction costs and potential adverse tax consequences associated with selling securities held by the acquired fund that will not ultimately be held long-term by the acquiring fund. To more clearly describe this approach, we intend to add the following disclosure to page 12 of the proxy:

The Global Infrastructure Fund will continue to be managed in accordance with its investment program, and applicable investment policies and restrictions, until approximately one week prior to the execution of the merger. During the week prior to the merger, it is anticipated that the Global Infrastructure Fund will sell substantially all of its portfolio holdings and use those proceeds to purchase holdings that are suitable for the Real Assets Fund, which will then be transferred to the Real Assets Fund as part of the merger. While the Real Assets Fund may invest in infrastructure-related holdings, such holdings have typically comprised a small portion of the fund’s portfolio and the fund is expected to maintain minimal exposure to infrastructure companies after the merger. If the Global Infrastructure Fund did not sell most its holdings prior to the merger, the transfer of those holdings would cause the Real Assets Fund to be significantly overweight in infrastructure-related stocks and the subsequent sales of those holdings by the Real Assets Fund would result in additional costs and potential taxes for Real Assets Fund shareholders. Therefore, these transactions will be executed prior to the merger in order to minimize the disruption to the Real Assets Fund and its current shareholders. During the week prior to the merger, the Global Infrastructure Fund will continue to be managed in accordance with applicable investment policies and restrictions, although it is expected that the fund will depart from its 80% investment policy requiring it to normally invest at least 80% of its net assets in the securities of infrastructure-related companies.

In addition, page 20 of the proxy indicates that there is a possibility that the Global Infrastructure Fund will depart from its 80% investment policy during the period when these transactions will take place. We will revise this disclosure as well to indicate that it is likely the fund will not adhere to its 80% investment policy during this time.

Comment:

Page 13 of the proxy contains the following disclosure: “As a global fund, under normal conditions, the Global Infrastructure Fund will invest in at least five countries and at least 40% of its net assets will be invested in companies outside the U.S. (at least 30% if foreign market conditions are not favorable), although there is no limit on foreign securities. Similarly, there is no limit on the Real Assets Fund’s investments in foreign securities or emerging markets.”

The statement regarding having a similar limit should be revised since the Real Assets Fund does not have a limit similar to the Global Infrastructure Fund.

Response:

In order to more clearly explain that both funds do not have an upper limit on investments in foreign securities, we intend to revise the disclosure as follows:

As a global fund, under normal conditions, the Global Infrastructure Fund will invest in at least five countries and at least 40% of its net assets will be invested in companies outside the U.S. (at least 30% if foreign market conditions are not favorable), although there is no maximum amount that the fund may invest in foreign securities. While there is no minimum requirement with respect to the Real Assets Fund’s investments in foreign securities, there is similarly no maximum amount that the Real Assets Fund may invest in foreign securities or emerging markets.

Comment:

Page 23 of the proxy contains the following disclosure: “Not only will Global Infrastructure Fund shareholders benefit from moving to a much larger fund, they will also benefit from a lower expense ratio as a result of the merger.”

This sentence should be revised so that the concepts of a larger fund and a lower expense ratio are separated.

Response:

We intend to revise the disclosure as follows:

Global Infrastructure Fund shareholders will benefit from moving to a much larger fund, which helps keep operating expenses lower and offers greater flexibility in executing the fund’s investment program. In addition, Global Infrastructure Fund shareholders will also benefit from moving to a fund with a lower overall expense ratio as a result of the merger.

Comment:

Page 24 of the proxy contains the following disclosure: “While the performance of the Global Infrastructure Fund has exceeded that of the Real Assets Fund, this is primarily due to the higher inflation sensitivity of the Real Assets Fund’s investments versus those of the Global Infrastructure Fund.”

This sentence should be presented in a more balanced manner similar to how the concept is presented in the shareholder letter from the funds’ Chairman of the Board.

Response:

We intend to revise the disclosure as follows:

As shown in the preceding tables, the performance of the Global Infrastructure Fund has exceeded that of the Real Assets Fund. The Boards of the funds believe this is primarily due to the higher inflation sensitivity and lower overall volatility of the Real Assets Fund’s investments versus those of the Global Infrastructure Fund.

Comment:

Confirm to the staff that the expenses of the reorganization, as well as any other data that was missing from the initial filing, will be completed as part of the Registrant’s filing pursuant to Rule 497 under the Securities Act of 1933.

Response:

The expenses of the reorganization, as well as any other data that was missing from the initial filing, will be completed and included in the filing pursuant to Rule 497.

Comment:

Page 29 of the proxy contains the following disclosure: “It is anticipated that at the date of the reorganization, both the Global Infrastructure Fund and the Real Assets Fund may have tax basis net capital losses available to offset future tax basis net capital gains.”

You should disclose in the proxy statement the amount of each fund’s capital loss carry forward as of its most recent fiscal year-end and disclose whether there are any expected limitations on the future use of these carry forwards.

Response:

We intend to revise the disclosure as follows:

Based on the information available at the time of this proxy statement, it is anticipated that the Global Infrastructure Fund will not have any tax basis net realized capital losses at the date of the reorganization. Any tax basis net realized capital losses of the Global Infrastructure Fund could be carried forward indefinitely to the Real Assets Fund, although there may be certain limitations under the Code as to the amount that could be used each year by the combined fund to offset future tax basis net realized capital gains. In addition, based on the information available at the time of this proxy statement, it is anticipated any tax basis net capital losses of the Real Assets Fund at the date of the reorganization can be carried forward indefinitely without annual limitation as to the amount that can be used to offset future tax basis net realized capital gains of the combined fund. As of October 31, 2013, the Global Infrastructure Fund did not have any tax basis capital loss carry forwards, and, as of December 31, 2012, the Real Assets Fund had tax basis capital loss carry forwards of approximately $142,898,000. As of December 31, 2013, the Real Assets Fund had tax basis capital loss carry forwards of approximately $315,112,000, although the amount of capital loss carry forwards was still subject to audit and review by the fund’s independent auditors at the time of this proxy statement.

Comment:

Provide the staff with the North America Securities Trust (NAST) analysis relating to which fund should serve as the accounting survivor.

Response:

We have concluded, in the proposed merger of the Global Infrastructure and Real Assets Funds, that the Real Assets Fund should be the accounting/performance survivor. The Real Assets Fund is the significantly larger of the two funds and no changes to its current management, investment program, expenses, or capital structure are expected as a result of the merger. The Global Infrastructure Fund’s multi-class capital structure will not carry forward to the combined fund. The Real Assets Fund’s since-inception performance, as well as standard performance periods, lags those of the Global Infrastructure Fund for similar periods. Thus, the merger is not an attempt to eliminate a poor performance record. In evaluating the accounting survivor, the following factors, among others, were considered.

Portfolio Management. Following the merger, the Real Assets Fund’s portfolio manager and Investment Advisory Committee will continue for the combined fund.

Portfolio Composition. While both funds invest globally, the Real Assets Fund offers broader diversification across asset sectors and infrastructure-related securities represent only a small portion of the Real Assets Fund’s portfolio. As a result, most of the Global Infrastructure Fund’s holdings will be sold prior to the merger and replaced with a set of holdings deemed suitable to the Real Assets Fund. Following the merger, the combined fund will follow the current investment program for the Real Assets Fund.

Investment Objectives, Policies and Restrictions. The primary investment objectives of the Real Assets Fund and Global Infrastructure Fund are identical – to provide long-term growth of capital; the Global Infrastructure Fund has a secondary investment objective to seek income. The Global Infrastructure Fund normally invests at least 80% of its net assets in in the securities of infrastructure-related companies through the world, including the U.S. Although the Real Assets Fund identifies infrastructure as one of the many types of “real assets” in which it may invest, its focus is much broader in scope than that of the Global Infrastructure Fund. Following the merger, the combined fund will follow the current investment objective, investment strategies, investment policies and restrictions for the Real Assets Fund, and it is anticipated that the combined fund will continue to be classified in the “Specialty and Miscellaneous Funds” category by Lipper.

Expense Structures and Expense Ratios. The Global Infrastructure Fund’s expense ratio is capped at 1.10% for the Investor Class and 1.20% for the Advisor Class, both of which are significantly higher than the Real Assets Fund’s current expense ratio of 0.85%. The Real Assets Fund’s expense structure will remain in place for the combined fund.

Asset Size. The Real Assets Fund has significantly more net assets than the Global Infrastructure Fund. As of December 31, 2013, the Real Assets Fund’s net assets were approximately $3,745 million and the Global Infrastructure Fund’s net assets were approximately $43 million.

Comment:

On page 33, the Financial Highlights table for the Real Assets Fund should include a column for the “6 Months Ended 6/30/13.”

Response:

This column will be included in the definitive proxy.

Comment:

On page 36, the disclosure indicates that the Real Assets Fund is permitted to invest in swaps. Confirm to the staff that if the fund sells a credit default swap, the full notional value of the swap will be covered.

Response:

If the fund sells credit protection under a credit default swap, the fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

Comment:

On page 38, the average annual total returns for the benchmarks, other than the Lipper indexes, should include a parenthetical which states that the index reflects no deduction for fees, expenses, or taxes.

Response:

This disclosure will be included in the definitive proxy.

Please feel free to contact the undersigned at (410) 345-6646, or in my absence, Darrell N. Braman at (410) 345-2013, if you have any questions or further comments.

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Real Assets Fund, Inc.